SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                          P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

     1. Notice of and Proxy Statement for TAT Technologies Ltd. Annual General Meeting to be held August 10, 2006.

     2.   TAT Technologies Ltd. Proxy Card.

                                                                          ITEM 1

                              TAT TECHNOLOGIES LTD.

                                   P.O. Box 80
                              Gedera 70750, Israel


              NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS


Dear Shareholders of Tat Technologies Ltd.:

         We are pleased to invite you to the 2006 Annual General Meeting of Shareholders to be held on Thursday, August 10 at 10:00 a.m. Israel time, at our offices in Park Re'em Industrial Zone, Bnei Ayish, Israel, for the following purposes:

     (1) To elect seven directors for terms expiring in 2007;

     (2) To approve an amendment to the terms of employment of Mr. Yossi Rosenberg;

     (3) To appoint Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent registered public accountants and to succeed our current independent registered public accountants and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

     (4) To review and discuss our Directors' Annual Report to Shareholders, auditor's report, and consolidated financial statements for the year ended December 31, 2005.

         The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

         Shareholders of record at the close of business on July 3, 2006 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                              By Order of the Board of Directors

                                              Avi Kahana,
                                              Secretary
Gedera, Israel
July 6, 2006

                              TAT TECHNOLOGIES LTD.

                                   P.O. Box 80
                              Gedera 70750, Israel

                                 PROXY STATEMENT

                   2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of TAT Technologies Ltd., an Israeli corporation, to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Thursday, August 10, 2006 at 10:00 a.m., at our offices in Park Re'em Industrial Zone, Bnei Ayish, Israel, and any adjournments thereof.

         This Proxy Statement, the attached Notice of 2006 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about July 7, 2006.

Purpose of the Annual General Meeting

         It is proposed that at the Meeting the following resolutions be adopted
(i) to elect seven directors for terms expiring at the next annual meeting to be held in 2007; (ii) to approve an amendment to the terms of employment of Mr. Yossi Rosenberg; and (iii) to appoint Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent registered public accountants and to succeed our current independent registered public accountants and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services. In addition, our Directors' Annual Report to Shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2005 will be reviewed and discussed at the Meeting.

         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

          Only holders of record of our ordinary shares, par value of NIS 0.9 per share, as of the close of business on July 3, 2006, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

          Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for directors and FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

          We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

          You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of July 3, 2006, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 6,042,671 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the election of the nominees for director and each of the proposals, except as otherwise stated in the proposal.

         We have received indications from our principal shareholders, TAT Industries Ltd. and T.O.P, Limited Partnership, who together hold approximately 74% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of all of the Items to be acted upon at the Meeting.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Our directors, other than our outside directors, are elected at each annual meeting of shareholders. In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, to appoint at least two outside directors. Outside directors serve for three-year terms, which may be renewed for only one additional three-year term. Mr. Michael Shevi and Mr. Rami Daniel were each elected by our shareholders to serve as our outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until June 2007, following which each may serve for one additional three-year term.

         Our directors, other than our outside directors, are elected at each annual meeting of shareholders. We propose the election of Messrs. Shlomo Ostersetzer, Dov Zeelim, Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon Beck and Yechiel Gutman as directors to hold office for one year until our 2007 Annual General Meeting of Shareholders and until their successors are elected and qualified. Each nominee is currently serving as a member of our Board of Directors.

         Under a recent amendment to the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Israeli Companies Law). Our Board of Directors has determined that our Board of Directors will include at least one director who has "accounting and financial expertise" within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that Mr. Michael Shevi has the requisite "accounting and financial expertise."

         We are a "controlled company" within the meaning of the NASDAQ Marketplace Rules, since TAT Industries Ltd. holds more than 50% of our voting power. As such, we are exempted from the NASDAQ Marketplace Rules requirement that a majority of a company's Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

         Should any of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

         Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors each of the nominees named above.

         Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

         Shlomo Ostersetzer, age 78, has served as the Chairman of our Board of Directors since April 1985. Mr. Ostersetzer has also served as our Chief Executive Officer since 1990. Mr. Ostersetzer is one of the founders of TAT Industries Ltd. and a controlling shareholder, and has served in various capacities with TAT Industries Ltd. since 1970, including President, Managing Director and Chairman of the Board of Directors. Mr. Ostersetzer holds an M.Sc. in Mechanical Engineering from ETH-Polytechnical Institute in Zurich, Switzerland.

         Dov Zeelim, age 65, has served as Vice Chairman of our Board of Directors since April 1985 and has served as our President and Chief Operating Officer since August 2000. In addition, Mr. Zeelim has served in various managerial capacities at TAT Industries Ltd. for over 21 years, including Managing Director, Executive Vice President and Vice Chairman. Mr. Zeelim is a licensed C.P.A. in Israel.

         Dr. Meir Dvir, age 75, has served as a director since December 1994. Dr. Dvir previously served as deputy General Manager of Business Research and Development and as General Manager of Israeli Aircraft Industries Ltd. He is also a director of Elta-Electronics Industries Ltd. Dr. Dvir holds a Ph.D. in Mathematics and Physics from the Hebrew University in Jerusalem.

         Yaacov Fish, age 59, has served as a director since January 1994. From 1992 to 1997, Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994 and as general comptroller of Egged Ltd. from 1977 to 1990. Mr. Fish holds a B.Sc. in economics from Bar Ilan University in Tel Aviv.

         Ishay Davidi, age 44, has served as a director since September 2004. Mr. Davidi has served as the Chief Executive Officer and Senior Partner of FIMI Opportunity Fund, an Israeli investment fund, since 1996. Mr.
Davidi also serves as the Chairman and Senior Partner of First Israel
Turnaround Enterprise, an Israeli investment fund established by FIMI Group, and as a director of Tadiran Communications, Lipman Electronic Engineering, Ltd., Tedea Technological Development and Automation Ltd., TG Precision
Products Ltd. and Medtechnica Ltd. Prior to founding FIMI and from 1994 to 1996, Mr. Davidi served as Chief Executive Officer of Tikvah VC Fund, an Israeli venture capital fund, and prior thereto, he served as Chief Executive Officer of two Israeli industrial companies. Mr. Davidi holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA in Finance from Bar Ilan University.

         Gillon Beck, age 44, has served as a director since September 2004. Mr. Beck has served as a partner in FIMI Opportunity Fund and a director of several of the fund's portfolio companies since 2003. Prior thereto, and from 1999, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. Group, a leading manufacturer of water measurement technologies. Mr. Beck holds a B.Sc. in Industrial Engineering from the Israel Institute of Technology Technion and an MBA in Finance from Bar Ilan University.

         Yechiel Gutman, age 60, has served as a director since September 2004. Mr. Gutman serves as a public member of the Israeli Security Authority (ISA). He also serves as a director of many Israeli companies, including Israel Refinery Company, El-Al (the Israeli national airline), and Bank Otzar Hachayal (a subsidiary of Bank Hapoalim). In the past Mr. Gutman served as an advisor to the Minster of Justice. Mr. Gutman holds LLB and MA degrees from the Hebrew University, Jerusalem.

         Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election of Shlomo Ostersetzer, Dov Zeelim, Dr. Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon Beck and Yechiel Gutman as directors.

         The Board of Directors recommends a vote FOR the election of the director nominees named herein.

Directors Continuing in Office

         Michael Shevi, age 70, has served as an outside director since June 10, 2004. Mr. Shevi has served as Managing Director of Cham Foods since 1973. Currently, Mr. Shevi is a director of Cham Foods (Israel) Ltd. Mr. Shevi has a degree in Accounting from the Hebrew University, Jerusalem and is licensed as a Certified Public Accountant in Israel.

         Rami Daniel, age 40, has served as an outside director since June 10, 2004. Mr. Daniel has served as V.P. of Finance of Ganden Real Estate since 2001. Mr. Daniel is licensed as a Certified Public Accountant in Israel and received his B.Sc. from the College of Management in 1997.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

         The following table sets forth certain information as of July 3, 2006 regarding the beneficial ownership by: (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group.

                                          Number of Ordinary       Percent of
Name and Address                            Shares Owned(1)      Shares Owned(2)
----------------                            ---------------      ---------------
TAT Industries Ltd.......................        3,124,150             51.70%
T.O.P, Limited Partnership (T.O.P)(3)....        1,357,143             22.46%
Shlomo Ostersetzer(4)....................          249,412              4.13%
Dov Zeelim(4)............................          175,000              2.90%
Meir Dvir (5.............................                                  *
                                                     7,000
Yaacov Fish (5)..........................                                  *
                                                     5,000
Ishay Davidi (6).........................             -                    -
Gillon Beck (7)..........................             -                    -
Yechiel Gutman (8).......................             -                    -
Michael Shevi............................             -                    -
Rami Daniel..............................             -                    -
All officers and directors as a group
(16 persons) (9).........................          529,812              8.75%

________

 *     Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 6,042,671 ordinary shares issued and outstanding as of July 3, 2006.

(3) Includes 500,000 ordinary shares issuable upon the exercise of currently exercisable warrants, granted under the Share Purchase Agreement with T.O.P, at an exercise price of $6.94 per share. The warrants expire in January 2010.

(4) Such number does not include shares beneficially held by TAT Industries Ltd. Mr. Shlomo Ostersetzer, an officer, director and controlling shareholder of TAT Industries, and Dov Zeelim, an officer, director and controlling shareholder of TAT Industries, disclaim beneficial ownership of the 3,124,150 ordinary shares held by TAT Industries, except to the extent of their proportional interest therein.

(5) Includes 5,000 ordinary shares issuable upon the exercise of currently exercisable options.

(6) Mr. Davidi is an officer and Senior Partner of FIMI, the general partner of FIMI Opportunity, the sole shareholder of TA-TEK, the general partner of T.O.P. Mr. Davidi disclaims beneficial ownership of the 1,357,143 ordinary shares held by T.O.P.

(7) Mr. Beck is a designee of T.O.P. Mr. Beck disclaims beneficial ownership of the 1,357,143 ordinary shares held by T.O.P.

(8) Mr. Gutman is a designee of T.O.P. Mr. Gutman disclaims beneficial ownership of the 1,357,143 ordinary shares held by T.O.P.

(9) Includes 10,000 ordinary shares issuable upon the exercise of currently exercisable options issued to officers.

Audit Committee

         Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

         Our audit committee currently consists of four board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Companies Law for audit committee members. Our audit committee members are Messrs. Michael Shevi, Rami Daniel and Yaacov Fish and Dr. Meir Dvir. Mr. Yaacov Fish was elected the Chairman of the Audit Committee, and our Board of Directors has determined that he qualifies as a financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.tat.co.il.

         The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         Our audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Designees for Directors

         As a result of the share purchase agreement we entered into with T.O.P on June 15, 2004, T.O.P became our second largest shareholder, holding, as of the date of this Proxy Statement, approximately 14.18% of our ordinary shares. As part of the transaction, we undertook to bring before our Board of Directors three of T.O.P's nominees for approval by the board as nominees for director. On September 1, 2004, Messrs. Ishay Davidi, Gillon Beck and Yechiel Gutman, the three nominees of T.O.P, were elected to our Board of Directors. At our annual general shareholder meeting held on December 21, 2004, Messrs. Davidi, Beck and Gutman were reelected to serve on our Board of Directors by our shareholders.

Executive Compensation

         The following table sets forth all compensation paid to all of our directors and executive officers as a group for the year ended December 31, 2005.

                                                            Pension,
                                       Salaries, fees,     retirement    Compensation due
                                         commissions       and similar     to exercise
                                         and bonuses        benefits       of options
                                         -----------        --------       ----------
All directors and executive officers
 as a group, (16) persons............    $1,828,657         $341,027           --

         During the year ended December 31, 2005, we paid our outside directors a per meeting attendance fee of NIS 1,270 (approximately $276), plus an annual fee of NIS 24,574 (approximately $5,342).

Related Party Transactions

         Management and Services Agreement. In February 2000, we entered into an agreement with TAT Industries, our controlling shareholder, to purchase the operations of TAT Industries relating to the manufacture of aviation accessories and to lease certain real estate and buildings. Pursuant to the terms of this agreement, all of the employees of TAT Industries were transferred to us effective January 1, 2000, without any change in the conditions of their employment. TAT Industries pays us $50,000 per year for administrative and accounting personnel and secretarial staff, who served as employees of TAT Industries before they were transferred to us and who continue to provide such services to TAT Industries.

         In addition, under the terms of the management and services agreement, we entered into a lease agreement, pursuant to which we lease from TAT Industries, effective as of January 1, 2000, an area of approximately 329,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries an annual rental fee of $300,000, with additional incremental payments of 2% per year, such rental fee is subject to revaluation every fifth year. In 2005 the rental fee was revaluated by a real estate appraiser, and as a result the base fee was increased to $310,000 per year. The rental fee will be revaluated again in 2010.

         Other Transactions. Our Israeli operations employ the services of an agent, Gal Tech Inc., a company owned by Messrs. Shlomo Ostersetzer, Dov Zeelim and Israel Ofen, all of whom are officers and/or directors of our company. According to an agreement dated April 14, 1992, Gal Tech Inc. receives an annual handling fee in the amount of 10% of all purchases by our company in North America and a handling fee in the amount of 3% of all sales by our company to North America per year (not including sales of heat transfer products). However, pursuant to this agreement, the total amount to be paid by us to Gal Tech may not exceed the sum of 5% of our purchases in North America and 5% of our sales to North America (not including sales of heat transfer products) per year. In the years ended December 31, 2003, 2004 and 2005, we paid approximately $487,000, $377,000 and $537,,000 respectively, to Gal Tech in accordance with such agreement. Effective January 1, 2003, Ifat Frenkel (the daughter of Dov Zeelim) became the President of Gal Tech.

         Pursuant to their employment agreements, the Chairman of our Board of Directors, Mr. Shlomo Ostersetzer, and the Vice Chairman of our Board of Directors, Mr. Dov Zeelim, are each entitled to a bonus of 2.5% of our annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2005, 2004 and 2003, the Chairman and Vice Chairman of our Board received total payments of approximately $292,298, $246,488, and $239,794.

         T.O.P provides us with management and consulting services in consideration for the lesser of: (i) 3% of our annual consolidated operating income in excess of $500,000, or (ii) $250,000 per year. In the years ended December 31, 2004 and 2005, we paid T.O.P $53,980 and $175,379 for such services.

                    APPROVAL OF AN AMENDMENT TO THE TERMS OF
                        EMPLOYMENT OF MR. YOSSI ROSENBERG
                           (Item 2 on the Proxy Card)

         Under the Israeli Companies law, the terms of employment of an officer who is a family member of a controlling shareholder must be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. Mr. Yossi Rosenberg is the son-in-law of Mr. Shlomo Ostersetzer, an officer, director and controlling shareholder of TAT Industries Ltd., our controlling shareholder. Mr. Ostersetzer also serves as Chairman of our Board of Directors and as our Chief Executive Officer.

         Mr. Yossi Rosenberg has served as our Vice President of Economics since June 2003. From February 2001 until March 2003, Mr. Rosenberg served as an economist and as a financial consultant to our C.E.O. In 2004 we entered into an employment agreement with Mr. Rosenberg regarding the terms of his employment with us. Such agreement was approved by our shareholders at the Annual General Meeting of Shareholders held on July 29, 2004.

         Subject to shareholder approval, our Audit Committee and Board of Directors have approved our entering into an agreement with Mr. Rosenberg in connection with a requested unpaid leave of absence. Under the terms of this agreement, Mr. Rosenberg will be granted a leave of absence for a period of 18 months, retroactive from May 1, 2006 to October 30, 2007. Mr. Rosenberg will have the right to terminate his leave of absence by giving us a 30-days notice. In the event that Mr. Rosenberg does not resume his employment with us on October 30, 2007, it will be considered as if his employment with us was terminated, and he will be entitled to six months' salary under the terms of his employment agreement. During his absence Mr. Rosenberg will not be entitled to any salary or benefits, and such period will not be considered as a term of employment for purposes of accumulation of certain benefits, including severance payments. During his absence Mr. Rosenberg will continue to be subject to the duties of loyalty and care towards our company and the non-competition and confidentiality provisions included in his employment agreement will stay in effect. The Board of Directors believes that the approval of the agreement with Mr. Rosenberg is in the best interest of the company.

         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

                  "RESOLVED, that the Company is authorized to enter into an agreement with Mr. Rosenberg in connection with his leave of absence."

         The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder's family (or spouses thereof) or the personal interest of a company with respect to which the shareholder (or such family member or spouses thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of the company's ordinary shares.

         The Board of Directors recommends a vote FOR the foregoing resolution.

                             APPOINTMENT OF AUDITORS
                           (Item 3 on the Proxy Card)

         Our Audit Committee and our Board of Directors adopted a resolution, subject to shareholder approval, to appoint Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, to serve as our independent registered public accountants and to succeed our current independent registered public accountants, Kost Forer Gabbay & Kasierer, for the year ended December 31, 2006.

         There were no disagreements with Kost Forer Gabbay & Kasierer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure in any of the two most recent fiscal years or any later interim period.

         The Audit Committee and Board of Directors believe that Baker Tilly Oren Horowitz & Co., C.P.A. has the necessary personnel, professional qualifications and independence to act as the Company's independent registered public accountants. Baker Tilly Oren Horowitz & Co., C.P.A. has no relationship with the Company or with any affiliate of the Company except as independent registered public accountants.

         The Audit Committee and the Board of Directors believe that the appointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International as our independent registered public accountants is in the best interest of the company.

         Pursuant to the requirements of the Israeli Companies Law, the Audit Committee gave Kost Forer Gabbay & Kasierer reasonable opportunity to convey its position with respect to the decision to replace such firm as our independent registered public accountants. In addition Kost Forer Gabbay & Kasierer have been invited to present their position before the Meeting.

         At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority determine the remuneration of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2005, we paid Kost Forer Gabbay & Kasierer approximately $132,500 for audit services, approximately $28,000 for audit-related services and approximately $5,000 for tax-related services.

         It is therefore proposed that at the Meeting the following resolution be adopted:

                  "RESOLVED, to approve the appointment by the Board of Directors of the Company of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International as the Company's independent registered public accountants, to conduct the annual audit of the financial statements of the Company for the year ending December 31, 2006, and to authorize the Board of Directors to fix the remuneration of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the appointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International as auditors of the Company.

         The Board of Directors recommends a vote FOR the foregoing resolution.

Audit Committee Pre-Approval Policies and Procedures

         Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.


                 REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT,
                 FINANCIAL STATEMENTS AND THE DIRECTORS' REPORT

         At the Meeting, our Auditor's Report, Financial Statements and the Directors' Report for the year ended December 31, 2005 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

         COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: TAT TECHNOLOGIES LTD., PARK RE-EM INDUSTRIAL ZONE, P.O. BOX 80, GEDERA 70750, ISRAEL, ATTENTION: AVI KAHANA, SECRETARY.

                                              By Order of the Board of Directors

                                              Avi Kahana
                                              Secretary

Dated: July 6, 2006

                                                                          ITEM 2

                              TAT TECHNOLOGIES LTD.
                     Annual General Meeting of Shareholders
                                 August 10, 2006

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Israel Ofen and Avi Kahana, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.90 per share, of TAT Technologies Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, August 10, 2006 at 10:00 a.m. at the principal offices of the Company, Park Re'em Industrial Zone, Bnei Ayish, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):





                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                              TAT TECHNOLOGIES LTD.
                                 August 10, 2006

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. The election of seven Directors for terms expiring in 2007.

[ ] FOR ALL NOMINEES                             NOMINEES:
                                                 ( ) Shlomo Ostersetzer
[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES          ( ) Dov Zeelim
                                                 ( ) Meir Dvir
[ ] FOR ALL EXCEPT                               ( ) Yaacov Fish
      (See instructions below)                   ( ) Ishay Davidi
                                                 ( ) Gillon Beck
                                                 ( ) Yechiel Gutman

INSTRUCTION:        To withhold authority to vote for any individual nominee(s),
------------        mark "FOR ALL EXCEPT" and fill in the circle next to each
                    nominee you wish to withhold, as shown here: (X)

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Proposal 2.

2. To approve an amendment to the terms of employment of Mr. Yossi Rosenberg.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

Do you have a personal interest with respect to Proposal 2?   YES ____ NO _____

3. To appoint Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent registered public accountants and to succeed our current independent registered public accountants and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.

          [ ] FOR          [ ] AGAINST          [ ] ABSTAIN


THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 AND 3 SET FORTH ABOVE. VOTES CAST FOR PROPOSAL 2 WILL NOT BE COUNTED UNLESS YES OR NO HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.



To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder _______ Date _____
Signature of Shareholder _______ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: July 11, 2006